Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

June 18, 2012

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Global Indemnity plc

Schedule TO-I/A

Filed June 14, 2012

File No. 5-85996

Dear Ms. Chalk:

On behalf of our client, Global Indemnity plc, a company formed under the laws of Ireland (the “Company”), set forth below is our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on June 18, 2012 regarding the Schedule TO-I/A filed by the Company on June 14, 2012 (the “Schedule TO-I/A”).

The Company acknowledges that its reference to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (“PSLRA”) in the Company’s press releases attached as exhibits to Schedule TO-I and its amendments (the “Press Releases”) was erroneous. The Company further acknowledges that any forward-looking statements made in the Press Releases in connection with the tender offer are not covered by the PSLRA. The Company supplementally informs the Staff that to the extent that there were any forward looking statements in the Press Releases, such statements are no longer forward-looking as the Company has completed the tender offer and has paid for all purchased shares.

Christina Chalk

June 18, 2012

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If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (650) 470-4522.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey

cc:	Tom McGeehan

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